SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                AMENDMENT NO. 3
                   Under the Securities Exchange Act of 1934

                         Authentic Fitness Corporation
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                        (Title of Class of Securities)

                                  052661 10 5
                                 (CUSIP Number)

                               Linda J. Wachner
                         Authentic Fitness Corporation
                                90 Park Avenue
                              New York, NY  10016
                          Telephone:  (212) 370-8455

                          --------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 22, 1997
            (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule d-1(b)(3) or (4), check the following box: [ ]


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      CUSIP No.  052661 10 5
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      1   NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Linda J. Wachner
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      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                             (a)  ( )
                                                             (b)  ( )
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      3   SEC USE ONLY

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      4   SOURCE OF FUNDS*

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      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                          ( )
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      6   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
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                            7   SOLE VOTING POWER
                                     3,836,462
                         ----------------------------------------------------
            NUMBER OF       8   SHARED VOTING POWER
             SHARES                  None
          BENEFICIALLY   ----------------------------------------------------
            OWNED BY        9   SOLE DISPOSITIVE POWER
              EACH                  3,086,462
            REPORTING    ----------------------------------------------------
             PERSON        10   SHARED DISPOSITIVE POWER
              WITH                  None
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,836,462
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES    ( )
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             15.7%
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     14   TYPE OF REPORTING PERSON*
             IN
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          Linda J. Wachner hereby amends and supplements her Statement on Schedule 13D, initially filed on February 20, 1996 (the
     "Schedule 13D"),  with respect to the common stock, par value
     $.001 per share (the "Shares"), of Authentic Fitness Corporation, a Delaware corporation (the "Company" or "Authentic Fitness").

     Item 5.  Interest in Securities of the Issuer.

          The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

          (a)  Mrs. Wachner beneficially owns an aggregate of
     3,836,462 Shares which represents   15.7% of all Shares which
     would have been issued and outstanding as of May 15, 1997 (based on the Form 10-Q of the Company for the quarterly period ended April 5, 1997), assuming the exercise of all Company employee stock options held by Mrs. Wachner. The 3,836,462 Shares beneficially owned by Mrs. Wachner include 2,050,000 Shares purchasable upon the exercise of Company employee stock options
     held by Mrs. Wachner and 750,000 Shares held by the Trust.   Mrs.
     Wachner is a Trustee of the Trust and Russell E. Brooks is the Special Trustee of the Trust.

          (c) On August 22, 1997, the Board of Directors of Authentic Fitness granted Mrs. Wachner 500,000 Authentic Fitness stock options. Such options have an exercise price of $14.75 per share and are 100% vested. Except for the foregoing, Mrs. Wachner engaged in no transactions in Shares during the past 60 days.



                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 27, 1997

                                        By: /s/ Linda J. Wachner
                                            _____________________________
                                            Linda J. Wachner